March 11, 2026

Via EDGAR

Mr. Eddie Kim

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	TNL Mediagene
Registration Statement on Form F-1
File No. 333-293957

Acceleration Request
Requested Date: March 13, 2026
Requested Time: 12:00 PM EST

Dear Mr. Kim:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TNL Mediagene (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-1 (File No. 333-293957) (the “Registration Statement”) be declared effective at the requested date and requested time set forth above or as soon thereafter as practicable, or at such later time as the Company may request via telephone to the staff of the Securities and Exchange Commission. The Company hereby authorizes Jesse S. Gillespie of Morrison Foerster LLP, counsel for the Company, and TJ Park, General Counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by email to (1) Jesse S. Gillespie of Morrison Foerster LLP at jgillespie@mofo.com or by telephone at +81 (3) 3214-6833 (work) or +81 (80) 4683-3074 (cell) or (2) TJ Park, General Counsel of the Company, at tjpark@tnlmediagene.jp or by telephone at +81 (80) 4027-4357 (cell).

Please direct any questions or comments regarding this acceleration request to (1) Jesse S. Gillespie of Morrison Foerster LLP at jgillespie@mofo.com or by telephone at +81 (3) 3214-6833 (work) or +81 (80) 4683-3074 (cell) or (2) TJ Park, General Counsel of the Company, at tjpark@tnlmediagene.jp or by telephone at +81 (80) 4027-4357 (cell).

[signature page follows]

Sincerely,
TNL MEDIAGENE

/s/ Tzu-Wei Chung
Tzu-Wei Chung
Chief Executive Officer

cc:	Jesse S. Gillespie, Morrison Foerster LLP